EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(millions of dollars)
Income from continuing operations	$20,960	$11,011	$15,003	$15,806	$7,845
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	(205)	(140)	(108)	(354)	300
Provision for income taxes(1)	11,734	7,073	9,599	11,614	3,617
Capitalized interest	(180)	(143)	(255)	(409)	(423)
Minority interests in earnings of consolidated subsidiaries	692	206	556	346	139

	33,001	18,007	24,795	27,003	11,478

Fixed Charges:(1)
Interest expense—borrowings	182	368	328	637	826
Capitalized interest	497	442	529	653	606
Rental expense representative of interest factor	424	587	621	551	617
Dividends on preferred stock	3	5	8	12	8

	1,106	1,402	1,486	1,853	2,057

Total adjusted earnings available for payment of fixed charges	$34,107	$19,409	$26,281	$28,856	$13,535

Number of times fixed charges are earned	30.8	13.8	17.7	15.6	6.6

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.